Exhibit 99.3

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES ANNOUNCES SENIOR EXECUTIVE PROMOTIONS

HOUSTON, TX, February 28, 2006 - Stage Stores, Inc. (Nasdaq: STGS) today announced the promotions of two of its senior executives.

Dennis Abramczyk has been promoted to the position of Executive Vice President, Chief Operating Officer of the Peebles Division, located in South Hill, Virginia. Abramczyk joined Stage in March of 1999, and was previously Executive Vice President, General Merchandise Manager for the Company's men's, young men's, children's, footwear and intimate apparel departments. Abramczyk will report to Andy Hall, President and COO of Stage, and will be responsible for all operations of the Peebles Division, including merchandising, marketing, planning and allocation, and store operations. Abramczyk will play a key role in the continuing development and growth of the Peebles Division, as well as in the integration of the Company's acquired B.C. Moore stores.

Cinny Murray has been promoted to the new position of Executive Vice President, Chief Merchandising Officer of the Stage Division. In her new capacity, she will oversee all of the Stage Division's merchandising, and planning and allocation functions. Murray joined the Company in August of 2004, as Executive Vice President, General Merchandise Manager of misses sportswear, junior sportswear, special sizes, accessories, cosmetics, dresses, and home décor departments. Murray will also report to Hall.

Commenting on the promotions, Jim Scarborough, Chairman and Chief Executive Officer, stated, "Dennis and Cinny each have extensive experience in the retail industry, and we are fortunate to have such dynamic and seasoned executives to fill these key roles in support of the continued growth of our company. Their leadership skills and efforts have been instrumental in helping us to realize our goals and successfully execute our growth strategies. We congratulate Dennis and Cinny on their well-deserved promotions."

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Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities. The Company currently operates 376 Bealls, Palais Royal and Stage stores throughout the South Central states, and operates 174 Peebles stores throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. On February 27, 2006, the Company acquired 78 retail locations from B.C. Moore & Sons, Inc., and currently plans to convert 69 of them to its Peebles name and format beginning in mid July. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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